UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )

SPREADTRUM COMMUNICATIONS, INC.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

849415203
(CUSIP Number)

July 27, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 849415203
1. Names of Reporting Persons. CARSEN LIMITED I.R.S. Identification Nos. of above persons (entities only). Not applicable
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,297,224
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,297,224
9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,297,224
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.0%1
12. Type of Reporting Person (See Instructions)
FI

 1 Based on the number of Ordinary Shares outstanding as of March 31, 2011.

CUSIP No. 849415203
1. Names of Reporting Persons. Xiaoyan Ni I.R.S. Identification Nos. of above persons (entities only). Not applicable
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,297,224
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,297,224
9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,297,224
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.0%2
12. Type of Reporting Person (See Instructions)
IN

 2 Based on the number of Ordinary Shares outstanding as of March 31, 2011.

Item 1.

(a)	Name of Issuer

Spreadtrum Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices

Spreadtrum Center, Building No. 1
Lane 2288, Zuchongzhi Road
Zhangjiang, Shanghai 201203
People’s Republic of China

Item 2.

(a)	Name of Person Filing

(i)	Carsen Limited

(ii)	Xiaoyan Ni

(b)	Address of Principal Business Office or, if none, Residence

(i)	Carsen Limited: 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands

(ii)	Xiaoyan Ni: c/o Carsen Limited, 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands

(c)	Citizenship

(i)	Carsen Limited: British Virgin Islands

(ii)	Xiaoyan Ni: People’s Republic of China

(d)	Title of Class of Securities

Ordianry Shares, par value US$0.0001 per share

(e)	CUSIP Number

849415203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

7,297,224

(b)	Percent of class:

5.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

7,297,224

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

7,297,224

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2011 CARSEN LIMITED By:/s/ Xiaoyan Ni Name: Xiaoyan Ni Title: Executive Director XIAOYAN NI /s/ Xiaoyan Ni

Exhibit Index

Exhibit	Title

A	Joint Filing Agreement dated August 4, 2011 among the reporting persons

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value US$0.0001 per share, of Spreadtrum Communications, Inc., a Cayman Islands company, and that this Agreement may be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of August 4, 2011.

CARSEN LIMITED By:/s/ Xiaoyan Ni Name: Xiaoyan Ni Title: Executive Director XIAOYAN NI /s/ Xiaoyan Ni